UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

KENDLE INTERNATIONAL INC.

(Name of Subject Companies (Issuer) and Filing Persons (Issuer))

3.375% Convertible Senior Notes due 2012

(Title of Class of Securities)

48880LAA5

(CUSIP Number of Class of Securities)

Copies of all communications to:

Jarrod B. Pontius, Esq.

Vice President, Chief Legal Officer and Secretary

441 Vine Street, Suite 500

Cincinnati, Ohio 45202

(513) 763-4293

Facsimile: (513) 381-5870

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a Copy to:

F. Mark Reuter, Esq.

Keating Muething & Klekamp PLL

One East Fourth Street, Suite 1400

Cincinnati, Ohio 45202

(513) 579-6469

Facsimile: (513) 579-6457

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$142,500,000	$16,544.25

*	Calculated solely for purposes of determining the filing fee. The amount shown assumes that $142,500,000 aggregate principal amount of the 3.375% Convertible Senior Notes due 2012 are purchased at the offer price of $1,000.00 per $1,000 principal amount plus accrued and unpaid interest up to but excluding July 11, 2011. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for Fiscal Year 2011, equals $116.10 per million of the transaction valuation.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing party:	Not applicable.
Form or Registration No.:	Not applicable.	Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Kendle International Inc., an Ohio corporation (the “Company” or “Offeror”), and relates to the offer (the “Offer”) by the Offeror to purchase for cash any and all of the Company’s 3.375% Convertible Senior Notes due 2012 (the “Notes” or the “Securities”) upon the terms and subject to the conditions set forth in the attached Offer to Purchase and Consent Solicitation Statement dated as of June 6, 2011 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal and Consent. Copies of the Offer to Purchase and the related Letter of Transmittal and Consent are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. The Offer will expire at 8:00 am, New York City time, on July 6, 2011, unless an Offer is extended or earlier terminated. This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934.

All of the information set forth in the Offer to Purchase and the related Letter of Transmittal and Consent is incorporated by reference herein as set forth below.

ITEM 1. SUMMARY TERM SHEET.

The information set forth in the Offer to Purchase under “Summary” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the issuer and Offeror is Kendle International Inc. The address of the Offeror’s principal executive offices is 441 Vine Street, Suite 500, Cincinnati, Ohio 45202. The telephone number of its principal executive office is (513) 381-5550.

(b) Securities. This Schedule TO relates to the offer by the Offeror to purchase any and all the outstanding Securities. As of June 6, 2011, there were $142.5 million in aggregate principal amount of the Notes outstanding.

(c) Trading Market and Price. The information set forth in the Offer to Purchase under “Market and Trading Information” is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) Name and Address. This is an issuer tender offer. The information set forth under Item 2(a) above and in the Offer to Purchase under “Certain Information Concerning the Offeror” is incorporated herein by reference. The Company is the filing person.

ITEM 4. TERMS OF THE TRANSACTION.

(a) Material Terms. The information set forth in (i) the Offer to Purchase under “The Merger,” “Summary,” “Terms of the Offer and the Consent Solicitation,” “Certain Significant Considerations,” “Proposed Amendment” and “Certain United States Federal Income Tax Consequences” and (ii) the definitive Proxy Statement on Schedule 14A with respect to the Merger filed with the Securities and Exchange Commission (the “SEC”) on June 3, 2011, as the same may be amended and supplemented, under “Summary—Vote Required” and “The Merger—Reasons for the Merger; Recommendation of the Board of Directors” is incorporated herein by reference.

(b) Purchases. To the best of our knowledge, we will not purchase any Securities from any of our officers, directors or affiliates. The information set forth in the definitive Proxy Statement on Schedule 14A with respect to the Merger filed with the “SEC” on June 3, 2011, as the same may be amended and supplemented, under “The Merger—Interests of Certain Persons in the Merger” is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) Agreements Involving the Subject Company’s Securities. In connection with the issuance of the Notes, we entered into convertible note hedge transactions with UBS Securities LLC and JP Morgan Chase Bank, N.A. (collectively, the counterparties). The convertible note hedge transactions are comprised of purchased call options and sold warrants. The purchased call options were expected to reduce exposure to potential dilution upon the conversion of the Notes. We also entered into warrant transactions with such counterparties. The warrants are hedges sold by the Company to the sellers of the call options. The effect of the call options and the warrants, taken together, was to increase the strike price of conversion from the company’s perspective.

The continued existence of the warrants until their scheduled termination dates in 2013 means that, in the event company shares on the scheduled termination dates are trading above $61.217, the company may be obligated to issue shares to the holders of the warrants at such strike price.

The information set forth in the definitive Proxy Statement on Schedule 14A with respect to the Merger filed with the SEC on June 3, 2011, as the same may be amended and supplemented, under “Summary,” “The Special Meeting,” “The Merger—Reasons for the Merger; Recommendation of the Board of Directors,” and “The Merger—Interests of Certain Persons in the Merger” is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth in the Offer to Purchase under “Purpose of the Offer and Consent Solicitation” is incorporated herein by reference.

(b) Use of Securities Acquired. Any Securities submitted for purchase will be cancelled and retired.

(c) Plans. The information set forth in the definitive Proxy Statement on Schedule 14A with respect to the Merger filed with the SEC on June 3, 2011, as the same may be amended and supplemented, under “Summary,” “The Special Meeting,” “Questions and Answers About the Special Meeting and the Merger,” “The Merger—Reasons for the Merger; Recommendations of the Board of Directors,” “The Merger—Interests of Certain Persons in the Merger” and “The Merger Agreement” is incorporated by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information set forth in (i) the Offer to Purchase under “Source and Amount of Funds” and (ii) the definitive Proxy Statement on Schedule 14A with respect to the Merger filed with the SEC on June 3, 2011, as the same may be amended and supplemented, under “The Merger—Financing of the Merger” is incorporated herein by reference.

(b) Conditions. The information set forth in (i) the Offer to Purchase under “Sources and Amount of Funds” and (ii) the definitive Proxy Statement on Schedule 14A with respect to the Merger filed with the SEC on June 3, 2011, as the same may be amended and supplemented, under “The Merger—Financing of the Merger” is incorporated herein by reference.

(c) Borrowed Funds. The information set forth in (i) the Offer to Purchase under “Sources and Amount of Funds” and (ii) the definitive Proxy Statement on Schedule 14A with respect to the Merger filed with the SEC on June 3, 2011, as the same may be amended and supplemented, under “The Merger—Financing of the Merger” is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. To the best of our knowledge, no Securities are beneficially owned by any person whose ownership would be required to be disclosed in this Item.

(b) Securities Transactions. To the best of our knowledge, none of the persons referenced in this Item have engaged in any transactions in the Securities during the 60 days preceding the date of this Schedule TO.

ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under “Dealer Manager, Information Agent and Depositary” and “Fees and Expenses” is incorporated by reference herein.

ITEM 10. FINANCIAL STATEMENTS.

(a) Financial Information. The information set forth in: (i) Item 8 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, together with the attachments thereto, (ii) Item 1 of the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2011 and (iii) Exhibit 12.1 to the Company’s Annual Report on Form 10-K are incorporated herein by reference. The Company’s ratio of earnings to fixed charges for the three months ended March 31, 2011 was (0.20x).

(b) Pro Forma Information. Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) None.

(2) The Company is required to comply with federal and state securities laws and tender offer rules.

(3) The information set forth in the definitive Proxy Statement on Schedule 14A with respect to the Merger filed with the SEC on June 3, 2011, as the same may be amended and supplemented, under “The Merger—Regulatory Approvals and Notices” is incorporated herein by reference.

(4) Not applicable.

(5) Not applicable.

(b) Other Material Information. The information set forth in (i) the Offer to Purchase and the Letter of Transmittal and Consent and (ii) the definitive Proxy Statement on Schedule 14A with respect to the Merger filed with the SEC on June 3, 2011, as the same may be amended and supplemented, is incorporated herein by reference.

ITEM 12. EXHIBITS.

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase and Consent Solicitation Statement dated June 6, 2011.

(a)(1)(ii)	Letter of Transmittal and Consent.

(a)(1)(iii)	Press Release issued by the Company on June 6, 2011.

(b)	None.

(d)(1)	Definitive Proxy Statement on Schedule 14A with respect to the Merger filed with the SEC on June 3, 2011, as the same may be amended and supplemented (incorporated herein by reference).

(g)	None.

(h)	None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

KENDLE INTERNATIONAL INC.

By:	/s/ Jarrod B. Pontius
	Name:	Jarrod B. Pontius
	Title:	Vice President, Chief Legal Officer and Secretary

Date: June 6, 2011

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase and Consent Solicitation Statement dated June 6, 2011.

(a)(1)(ii)	Letter of Transmittal and Consent.

(a)(1)(iii)	Press Release issued by the Company on June 6, 2011.

(b)	None.

(d)(1)	Definitive Proxy Statement on Schedule 14A with respect to the Merger filed with the SEC on June 3, 2011, as the same may be amended and supplemented (incorporated herein by reference).

(g)	None.

(h)	None.